FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 2, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Update on the lawsuits of Magyar Telekom

Budapest — November 2, 2010 - Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, informs its shareholders of recent developments in its lawsuits.

As previously disclosed in May 2010, two Hungarian minority shareholders filed a lawsuit against the Company, requesting the Metropolitan Court to render ineffective the resolutions passed by the general meeting on April 7, 2010. The Metropolitan Court suspended the implementation of shareholders’ resolutions regarding the resolutions adopted by the April 25, 2008 Annual General Meeting of the Company that had been rendered ineffective by the Metropolitan Court in a judgment dated May 13, 2009. As a result of the Metropolitan Court’s order announced on October 29, 2010, the suspension of the implementation of these resolutions has terminated. On October 29, 2010, the Metropolitan Court also announced its first instance judgment rejecting the minority shareholders’ claim.

As previously disclosed in May 2010, another minority shareholder filed a lawsuit against the Company, requesting the Metropolitan Court to render ineffective certain shareholders’ resolutions passed by the general meeting on April 7, 2010. The Metropolitan Court, in its first instance order announced on October 29, 2010, terminated the lawsuit, as the minority shareholder had withdrawn its claim.

Since the above mentioned first instance judgment and order terminating the lawsuit are not final and binding (they may be appealed), we cannot fully exclude that the Company will be required to take other corporate actions in connection with the above shareholders’ suits. Also, we cannot provide any assurance that this matter will not have other adverse effects on the Company that are not currently foreseen.

As previously disclosed in May 2008, a lawsuit was launched against the Company as a result of the termination by the Company of its agreements for the operation of the Company’s call centers. The plaintiffs to this lawsuit include companies in which the two minority shareholders party to the lawsuit described in the first paragraph above have business interests. On October 28, 2010, the Metropolitan Court held in its first instance interim judgment that, among other things, the Company is liable in connection with the termination of the agreements, while it rendered no decision as to the amount of the claim. The Company believes that the claim is unfounded, and the Company intends to appeal the interim judgment. If, despite the appeal, the decision on the Company’s liability becomes final and binding, the lawsuit may continue as to the amount of the claim.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: November 2, 2010